Exhibit 99.1

ZenaTech Anticipates Faster Survey Delivery and Increased Capacity with AI and Drone Automation

Australian acquisitions of Byrne Consultants and Hopkins Consultants expected to expand global Drone as a Service network for planned adoption of proprietary AI software and drone-based surveying

VANCOUVER, British Columbia (October 29, 2026) – ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) (“ZenaTech” or the “Company”), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, today anticipates faster commercial survey delivery and increased capacity across its DaaS land surveying operations through its recently unveiled proprietary AI software suite, and drone surveying automation as it continues its AI-driven Drone as a Service workflow development. Recently, the Company closed its 30th and 31st DaaS acquisitions adding four new locations to its Australian and global footprint including a civil engineering consultancy based in Darwin, Australia, and a surveying, civil engineering and town planning consultancy based in Port Macquarie, New South Wales. Each firm is expected to be able to benefit from the technology’s continued development as the AI software suite begins formal testing across the DaaS network in 2027.

“Every surveying firm we acquire brings added value and new revenue streams through established clients and licensed surveyors. We expect that the continued development of our AI-driven methodology will give those teams significantly expanded capacity to continue to drive the Company’s growth,” said Shaun Passley, Ph.D., CEO of ZenaTech. “Drones shorten the time in the field, and our AI is designed to shorten the time in the office. The combination of shortened workflow with consistency across our network will allow the completion of more projects with the same crews and grow the recurring revenue base, which is at the center of our DaaS strategy.”

ZenaTech’s internal estimates compared field and office workflows on a representative 100-acre topographic survey. Using conventional methods, a land surveyor typically covers about 3 acres a day, or approximately 267 hours of field work for the full site. Capturing the same site by drone requires approximately 65 hours. Surveyors still use ground-based survey equipment to set control points and verify accuracy, while the drone takes over the slow, point-by-point collection of routine terrain measurements. This comparison could indicate potential fieldwork time savings equivalent to more than 25 eight-hour workdays per 100-acre survey.

The Company’s AI addresses the next constraint: the office work after the drone lands. A LiDAR-equipped drone records a site as a point cloud containing millions of 3D measurements. Sorting those points into ground, vegetation, buildings and utility lines, and drawing features such as curbs, pavement edges and retaining walls, has traditionally taken technicians days of manual work. The Company’s proprietary AI software suite is designed to automate point cloud classification and feature extraction and has the potential to reduce post-processing workflows by as much as 80% according to internal estimates. Survey teams review classifications and verify accuracy before any deliverable reaches a client.

Australia represents a growing opportunity for drone-based surveying, mapping and inspection services. Grand View Research estimates the country’s broader drone-as-a-service market at US$110 million in 2025 and projects it to reach US$455.5 million by 2033, with annual growth of approximately 19% during 2026–2033. Separately, research commissioned by Airservices Australia forecasts approximately 1.8 million annual drone flights across construction, infrastructure and utilities by 2043, driven largely by inspection activities.

The Company’s recent acquisitions include Byrne Consultants, based in Darwin, with two additional offices on Queensland’s Gold Coast and Sunshine Coast, has provided civil engineering services to federal and state authorities across Australia for more than 20 years. The firm holds pre-qualified consultant status with Queensland’s Department of Transport and Main Roads for traffic engineering, hydraulic design and highway engineering. Its projects include roads and intersections, land development, utilities, water and wastewater systems, aerodromes, remote community infrastructure, and mining and port facilities, for clients including government departments, local councils, land developers, construction companies and defense contractors.

Hopkins Consultants was founded in 1992 and provides town planning, cadastral and detail surveying, civil engineering and design, landscape and environmental management, and contract administration for developers, local councils, public authorities and private clients across regional New South Wales. Its work includes master planned communities along with residential, rural, commercial and industrial subdivisions and the roads, drainage, stormwater and sewer infrastructure that serve them. The acquisition is ZenaTech’s first in New South Wales, where the state government has committed to delivering 377,000 new homes by mid-2029 under the National Housing Accord. In Port Macquarie-Hastings alone, the local council is planning for approximately 16,000 new homes by 2046.

“We plan for our acquisitions to be immediately accretive, and we continue our disciplined, strategic approach when we determine to acquire a company. In addition, we have structured all acquisitions in a combination of 50% cash and 50% seller’s three-year note paid out of the proceeds based on revenue milestones.  In this way, management is aligned with our shareholders to avoid any dilution,” concluded Dr. Passley.

The Company now has a total of seven DaaS locations across Australia along with the June acquisition of NorthGroup Consulting in Queensland. These locations are expected to adopt drone-based data capture for topographic, cadastral and construction surveys, earthwork volume calculations and construction progress monitoring, and are slated for AI software suite integration as it rolls out across the DaaS network.

For commercial land surveying clients, including builders, developers, and public works agencies, shorter survey turnaround time means earlier commencement of construction projects or permitting. Actual results vary with site conditions, vegetation, accuracy requirements and deliverables. The Company is preparing documented case studies from its DaaS locations and will report verified results as they are completed.

ZenaTech’s Drone as a Service division provides on-demand turn-key drone piloting, data capture and data processing services to commercial, government and infrastructure customers, giving them access to aerial data and automation without owning or operating their own drone fleets. The division is being built through an acquisition-led strategy that combines local surveying and inspection providers into a global network, creating a scalable platform for recurring aerial and data services such as surveying, inspections, power washing and construction progress monitoring.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform commercial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and an enterprise SaaS division of software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries like land surveys and inspections, driving drone-based scalable, recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, Asia, and Australia, ZenaTech is advancing AI drones for applications such as agriculture and logistics, as well as ISR, cargo, and counter-UAS for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

About ZenaDrone

ZenaDrone, a subsidiary of ZenaTech, develops and manufactures AI-powered multifunction autonomous drone solutions integrating machine learning, predictive analytics, and advanced computing technologies, for government, defense, and industrial applications. This includes multifunctional drones for surveying, inspections, logistics, security, and defense applications. Its product portfolio under development includes the ZenaDrone 1000 for ISR defense and specialized cargo, the IQ Nano for indoor inventory management and security, the IQ Square for outdoor inspections and maintenance, the IQ Quad for land surveying, the IQ Aqua, for underwater applications, and the IQ Octo for precision agriculture. ZenaDrone operates three global manufacturing facilities in Arizona, Dubai, and Taiwan, and is advancing counter-UAS maritime interceptor drones and an integrated defense system.

Contacts for more information:

Company, Investors and Media:
Linda Montgomery
ZenaTech
312-241-1415

Investors:
Michael Mason
CORE IR
investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities, including statements about survey productivity and turnaround time, the integration of acquired businesses, and the development, features, availability, commercialization and market adoption of ZenaAI. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “intend”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements. Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; estimated productivity improvements, which are based on internal estimates and may differ by project; ZenaTech’s ability to integrate acquired businesses and deploy its technology across them; ZenaTech’s ability to deliver products to the market as currently contemplated, including software platforms such as ZenaAI; ZenaTech’s anticipated cash needs and its needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; risks related to the development, testing, accuracy and performance of artificial intelligence and machine learning models; regulatory risks, including regulations governing drone operations in the United States, Canada, Australia and other jurisdictions; product development, validation and data quality and accuracy risks; customer adoption and recurring revenue opportunities; the competitive conditions of the industry; the ability to complete any contemplated acquisitions; market uncertainty; and applicable laws, regulations, and any amendments affecting the business of ZenaTech. Readers should not place undue reliance on forward-looking statements, which speak only as of the date of this release, and ZenaTech undertakes no obligation to update them except as required by law.